Mail Stop 3561

January 29, 2010

John Salerno
Chief Executive Officer
iGambit, Inc.
1600 Calebs Path Extension, Suite 114
Hauppauge, New York 11788

> **Re: iGambit, Inc.**
> **Registration Statement on Form 10**
> **Filed December 31, 2009**
> **File No. 000-53862**

Dear Mr. Salerno:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that your registration statement will automatically become effective sixty days after your filing date of December 31, 2009. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document.

2. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize…offerings for attempts to create the appearance that the registrant…has a specific business plan, in an effort to avoid the application of Rule 419." See Security Act Release No. 33-6932 (April 28, 1992).

   It appears that your business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide a detailed explanation as to why Rule 419 does not apply to you and this offering.

Item 1. Business

History, page 1

3. Please expand the second paragraph to indicate whether payments were received from Digi-Data Corporation and, if so, the dollar amounts on the respective dates, and indicate a final date certain for completion of the agreement. In addition, please indicate whether this and the other transactions were with unrelated third parties.

4. In the last paragraph, quantify and describe the certain accounts payable assumed in the transaction with Jekyll. Referencing "certain" is not informative to anyone not familiar with the transaction.

5. Please delete the last sentence in this section regarding the references to the company. The information is clear from the context.

Our Company, page 2

6. Please revise to clearly discuss the status of your current operations, indicating, if true, that you have limited revenues. Please address whether you have any plans or agreements to acquire any company or whether you have targeted any possible acquisitions. In this regard, indicate whether you have initiated any contact or negotiations. Please also discuss your plans or intentions with regard to funding any such acquisitions and whether you may enter into a joint venture or acquire less than 100 per cent of a company.

Our Partner Company…page 3

Products and Services

7. Please expand your discussion to quantify the "many' real estate firms in New York City contracting for your services. In this regard, discuss the fee process for Expo indicating whether it is subscription based or another method. Please also indicate your plans, status, mechanics and extent of your expansion.

Competitive Comparison, page 4

8. Please furnish us with support for your statements that your photography and technology tools set you apart from the competition or label such statements as the opinion of management. Please discuss in more detail the operation of Team5 technology and how you leverage it.

Market Segmentation, page 4

9. Please update the statistics presented and provide us with copies of the reports to support the information.

Our Corporate Information, page 5

10. We note your reference that the information on the websites are not part of the prospectus. Please confirm your understanding that any material information presented on the websites are to be included in the Form 10.

Item 1A. Risk Factors, page 5

11. Please delete the language in the second sentence of this Item in which you state that there may be other unknown risks and uncertainties that may adversely affect your performance or financial condition. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

12. We note that you intend to have your common stock quoted on the OTC Bulletin Board. Please revise your disclosure to state that a market maker must file an application on your behalf in order to make a market for your common stock, and to clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. In addition, you state that your common stock "will be traded in the over-the-counter market." Please revise to clarify that the OTC Bulletin Board may not approve the application for quotation of your common stock on the OTC Bulletin Board.

Item 2. Financial Condition, page 9

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

13. Please consider adding an introductory section or overview that would facilitate a reader's understanding of your company. The introduction should identify the most important matters on which you focus in evaluating financial condition and operating performance and provide context for the following discussion and analysis of the financial statements. The introduction should discuss your digital vaulting operations that were sold to Digi-Data Corporation, the purchase of Jekyll Island Ventures, Inc., and your operating plan for the future. See SEC Release No. 33-8350.

Nine Months Ended September 30, 2009 as Compared to Nine Months Ended September 30, 2008, page 10

14. Please provide a discussion of revenues and net income in a manner similar to the discussion of annual results. Specifically, please do not refer to contingent sale price activity as revenues, and disclose income from discontinued operations net of taxes.

15. Please disclose officers' salaries, corporate administrative expenses, legal and accounting fees, and consulting fees for the nine months ended September 30, 2008. Revise to provide an analysis of the underlying reasons for the significant period-to-period changes in your general and administrative expenses. As part of your response and revised disclosure, explain whether the increase is indicative of future operating results. In doing so, discuss your current rental commitments, the annual salaries of your officers effective September 1, 2009, and the purchase of Jekyll Island Ventures, Inc. See Item 303(a)(3) of Regulation S-K and SEC Release No. 33-8350.

Liquidity and Capital Resources, page 11

16. Please provide a discussion of any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way. In this regard, it would be appropriate to include a discussion of the contingent sales price payments agreement with Digi-Data Corporation and the expiration of the agreement, the purchase of Jekyll Island Ventures, Inc., and an analysis of your cash flows from operating, investing and financing activities for the periods covered by the financial statements. In addition, you should identify and separately describe internal and external sources of liquidity and discuss how you

plan to finance future acquisitions. See Item 303(a)(1) of Regulation S-K and SEC Release No. 33-8350.

Item 5. Directors and Executive Officers, page 13

17. Please revise your disclosure to describe the business experience of each director and executive officer for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

Item 6. Compensation, page 14

18. According to the Summary Compensation Table, Mr. Salerno and Ms. Luqman did not receive any compensation from the company during 2008, 2007 and 2006. However, you also state that Mr. Salerno and Ms. Luqman exercised options to acquire shares of common stock of the company during that time, and that the company was indebted to them for deferred compensation during that time. Please revise to clarify.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 15

19. We note that you were indebted to former officers for unpaid compensation during your last three completed fiscal years. Please disclose this indebtedness as related party transactions, or tell us why such disclosure is not required. Refer to Item 404(d) and Instruction 1 to Item 404 of Regulation S-K.

Item 9. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters, page 17

Equity Compensation Plan Information, page 18

20. Please update the information contained in the table on page 18 as of the end of your most recently completed fiscal year. Refer to Item 201(d) of Regulation S-K.

21. You state that your 2006 Long Term Incentive Plan is your only equity compensation plan and that it was approved by your shareholders. However, the table on page 18 indicates that you have issued options, warrants and/or rights under at least one equity compensation plan that was not approved by your shareholders, which suggests that the 2006 Long Term Incentive Plan is not your only equity compensation plan. Please revise your disclosure to clarify.

Item 10. Recent Sales of Unregistered Securities, page 18

22. In Note 5 of your financial statements, you state that you issued 60,000 warrants to a consultant during 2008. Please disclose this issuance in Item 10 of your filing, or tell us why such disclosure is not required.

Item 15. Financial Statements and Exhibits, page 20

23. Please explain why financial statements of Jekyll Island Ventures, Inc. and pro forma financial information showing the effects of the acquisition are not included in this filing. In doing so, provide us with a summary of the significance tests performed and explain how you valued the common stock and options issued. Refer to Rules 8-04 and 8-05 of Regulation S-X.

Independent Auditor's Report, page F-1

24. Please have your auditor revise the second paragraph of the audit report to reflect that the audit was conducted in accordance with the standards of the PCAOB and file the revised report in an amendment. See SEC Release 34-49707 issued May 14, 2004 and PCAOB Auditing Standard No. 1.

25. The audit report indicates that the statements of changes in stockholders' equity for the years ended December 31, 2008 and December 31, 2007 have been audited, but the opinion paragraph does not include an opinion on these statements. Please have your independent registered public accountant revise his audit report to also opine on the statements of changes in stockholders' equity for the years ended December 31, 2008 and December 31, 2007 and file the revised report in an amendment. Refer to Rule 8-02 of Regulation S-X, which requires you to file audited statements of changes in stockholders' equity for each of the two fiscal years preceding the date of the most recent audited balance sheet.

26. Please amend your filing to include a manual or printed signature of the auditor's firm in the audit report. Refer to Rule 2-02(a) of Regulation S-X.

Annual Financial Statements, page F-2

Statements of Income, page F-3

27. Please tell us when the cash received from Digi-Data Corporation which is placed in an escrow account to hold funds for contingent liabilities is recognized as income from discontinued operations, referencing the authoritative literature that supports the timing of the income recognition. Consider adding disclosure of your recognition policy in Note 2 to the financial statements.

28. We note your disclosure in the second paragraph on page 15. Please tell us how your share of the fees paid to Mr. George Dempster is presented in the financial statements. To the extent the fees are included in the income from discontinued operations line item, please tell us why your presentation is appropriate, including your consideration of FASB ASC 205-20-45-4 and 205-20-45-5.

29. We note your disclosure in the fifth paragraph on page 2 and the summary compensation table on page 14 regarding compensation in fiscal 2007 and 2008 to officers and stockholders. Please tell us the fair value of the services provided by your officers and stockholders and the compensation expense recorded during the years and interim periods presented in this filing. Also tell us what consideration you gave to recording the fair value of services provided without pay as a capital contribution. Refer to SAB Topic 5:T.

30. Including potential common shares in the denominator of a diluted per-share computation for continuing operations always will result in an antidilutive per-share amount when an entity has a loss from continuing operations. Although including those potential common shares in the discontinued operations and net earning diluted per-share computations may be dilutive to their comparable basic per-share amounts, no potential common shares should be included in the computation of any diluted per-share amount when a loss from continuing operations exists, even if you report net earnings. Refer to FASB ASC 260-10-45-19 and 260-10-45-20. As such, please revise the appropriate line items on the face of this statement and your disclosures in Note 4.

Statements of Cash Flows, page F-5

31. Entities that choose not to provide information about major classes of operating cash receipts and payments by the direct method should determine and report the same amount for net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operating activities. Refer to FASB ASC 230-10-45-28. Please revise to adjust net income rather than loss from continuing operations.

32. The subtotal net cash used by continuing operating activities reflects a cash inflow from an income tax benefit of $44,065. However, it appears that the tax benefit was non-cash. Please explain why this subtotal should not be adjusted for the non-cash tax benefit.

33. With reference to authoritative literature, please explain why contingent sale price payments received from Digi-Data Corporation are appropriately presented as cash provided by discontinued operating activities rather than as cash provided by discontinued investing activities. In doing so, tell us your consideration of FASB ASC 230-10-45-12(c).

Notes to Financial Statements, page F-6

Note 4 – Earnings Per Common Share, page F-9

34. We note your disclosure of unvested restricted shares. Please tell us the nature of the unvested restricted shares, and add disclosure in the notes to financial statements regarding the restricted shares.

Note 5 – Warrants and Stock Option Plan, page F-9

35. To the extent not already disclosed, please tell us the significant terms of the 3,000,000 stock options granted in fiscal 2007, the 60,000 warrants granted in fiscal 2008 and the 2,250,000 warrants granted in the nine months ended September 30, 2009 including the vesting periods. Tell us the fair value of the warrants and options granted, the requisite service periods for each grant, and the Company's per share fair value used in the Black-Scholes pricing model. Please also explain how the Company's fair value for use in the Black-Scholes pricing model was determined. In addition, please tell us the measurement dates used for the nonemployee grants, and explain why the measurement dates comply with FASB ASC 505-50-30-11. Finally, explain how the share based compensation expenses related to the grants are reflected in the years ended December 31, 2008 and 2007 and nine months ended September 30, 2009 statements of operations, changes in stockholders' equity and cash flows, reconciling the amounts in each statement. Regarding this last request, please consider presenting share based compensation as a separate line item in the statements of changes in stockholders' equity.

36. For both warrants and stock options, in accordance with FASB ASC 718-10-50 please disclose:
    a. A more detailed description of the share-based payment arrangements, including the general terms of the awards under the arrangements, such as the requisite service periods, and any other substantive conditions including those related to vesting;
    b. For each year for which an income statement is provided, the weighted-average grant-date fair value of warrants and stock options granted; and
    c. As of the latest balance sheet date presented, the total compensation cost related to nonvested awards not yet recognized and the weighted-average period over which it is expected to be recognized.

Note 7 – Income Taxes, page F-11

37. Please disclose the significant components of income tax expense attributable to continuing operations for each year presented. Those components would include, for example, current tax expense or benefit and deferred tax expense or benefit. Refer to FASB ASC 740-10-50-9. In addition, disclose a reconciliation using percentages or dollar amounts of the reported amount of income tax expense attributable to continuing operations for the year to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations. Refer to FASB ASC 740-10-50-12.

Interim Financial Statements, page F-2

38. Please address the comments above, to the extent applicable.

Notes to Financial Statements, page F-19

39. Interim financial statements must include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Please include an affirmative statement that the financial statements have been so adjusted. Refer to Instruction 2 to Rule 8-03 of Regulation S-X.

Note 11 – Recent Accounting Pronouncements, page F-28

40. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. Please revise your disclosure accordingly. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Note 12 – Subsequent Events, page F-29

41. Please disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Refer to FASB ASC 855-10-50-1.

Exhibits

42. Please file as exhibits a specimen stock certificate and any other instruments defining the rights of shareholders, including any form of warrant. In addition, to the extent that you utilized any subscription agreements in connection with the private placements disclosed in Item 10 of your filing, please file as exhibits the forms of such agreements. Refer to Item 601(b)(4) of Regulation S-K.

43. Please file complete copies of the material agreements that you have filed as exhibits, including all exhibits, attachments and schedules to these agreements. As an example only, we note that you have not filed the exhibits and schedules to the Asset Purchase Agreement listed as Exhibit 10.2 in your exhibit index. See Item 601(b)(10) of Regulation S-K.

44. We note that you intend to file a legal opinion as Exhibit 5.1. Please note that you are not required to file a legal opinion pursuant to Item 601(a) of Regulation S-K.

45. Please file as exhibits the employment agreements between each of Mr. Salerno and Mr. Luqman and Digi-Data Corporation, as well as the agreement pursuant to which Digi-Data Corporation engaged Mr. Dempster as an independent consultant. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Exhibit 23.1

46. To the extent you elect to include a consent from your independent auditor in an amendment, please have your auditor update the consent to refer only to his report included in the filing. In this regard, we note that a report on the effectiveness of internal control over financial reporting as of December 31, 2008 was not included in this filing.

*****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Joel D. Mayersohn, Esq.
        Via Facsimile